UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

18 December 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release – Resignation of Nick Olson, CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 18 December 2012	By:	/s/ Laura Byrne

	Name:	Laura Byrne
	Title:	Company Secretary

MEDIA RELEASE

18 December 2012

Resignation of Nick Olson, CFO

Telecom announced today the resignation of Nick Olson as its Chief Financial Officer. After 11 years with Telecom and the past two years as CFO, Mr Olson is joining Fletcher Building as its CFO.

“Nick has played an important role at Telecom over recent years, making an especially vital contribution as he helped navigate the Company through the complex and challenging process of separating Telecom and Chorus,” said Simon Moutter, Telecom CEO.

“We would like to thank him for his significant, decade-long contribution to the business and wish him all the very best for the future as he takes on fresh career challenges at Fletcher Building.”

Mr Olson will leave the Company at the end of his three month notice period. Before his departure, he will manage the announcement of Telecom’s interim financial results for the six months ended 31 December.

Telecom will commence recruitment of a new CFO early in the New Year and a successor to Mr Olson will be announced in due course, Mr Moutter said.

ENDS

For media queries, please contact:

Andrew Pirie

Head of Communications

+64 (0) 27 555 0275

For investor queries, please contact:

Mark Laing

GM Capital Markets & Investor Relations

Telecom New Zealand

+64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand